EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON DAILY CONNECTED TRANSACTIONS

HIGHLIGHTS

•

The Transaction: China Life Insurance Company Limited (the “Company”) signed a Framework Agreement on Purchase of Financial Product Transactions with Sino-Ocean Group Holding Limited (“Sino-Ocean Group”) on March 27, 2019, which will expire on December 31, 2021. On December 16, 2021, upon review and approval by the fifth meeting of the seventh session of the Board of Directors of the Company, the Company renewed the Framework Agreement on Purchase of Financial Product Transactions (the “2022 Framework Agreement”) with Sino-Ocean Group. Pursuant to the 2022 Framework Agreement, subject to compliance with relevant laws, regulations and regulatory requirements, the Company will, during its ordinary business course and based on its investment demands, continue to purchase from Sino-Ocean Group financial products issued, financed or secured by Sino-Ocean Group.

•

Review and Abstention: On December 16, 2021, the fifth meeting of the seventh session of the Board of Directors of the Company reviewed and approved the proposal on the Renewal of the Framework Agreement on Connected Transaction with Sino-Ocean Group. Affiliated director Huang Xiumei abstained from voting on this proposal.

•

Impact of the Transaction on the Company: This transaction is in the overall interest of the Company, because it will benefit the Company to further enhance the cooperation relationship with Sino-Ocean Group, diversify the investment instruments and targets of the Company and enhance Sino-Ocean Group’s capacity for sustainable development.

•	This transaction does not require review and approval by the shareholders meeting of the Company.

I.	GENERAL DESCRIPTION OF THE TRANSACTION

The fifth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of the Company was held on December 16, 2021. The Meeting reviewed and approved the Proposal on the Renewal of the Framework Agreement on Connected Transaction with Sino-Ocean Group, and agreed that the Company may enter into the 2022 Framework Agreement with Sino-Ocean Group. Accordingly, the Company executed the 2022 Framework Agreement with Sino-Ocean Group on the same date. Pursuant to the 2022 Framework Agreement, subject to compliance with relevant laws, regulations and regulatory requirements, the Company will, during its ordinary business course and based on its investment demands, continue to purchase from Sino-Ocean Group financial products issued, financed or secured by Sino-Ocean Group.

Commission File Number 001-31914

II.	INTRODUCTION OF THE CONNECTED PERSONS AND ITS RELATIONSHIP WITH THE COMPANY

1.	Background of the Connected Persons

Sino-Ocean Group Holding Limited is a company registered in Hong Kong with the registered residence at Suite 601, One Pacific Place, 88 Queensway, Hong Kong. Sino-Ocean Group was listed on the Main Board of the Stock Exchange of Hong Kong Limited (“SEHK”) on September 28, 2007 (Stock Code 03377.HK). As of December 31, 2020, the total issued share capital of Sino-Ocean Group reached approximately 7.616 billion shares. The major shareholders were the Company and Dajia Life Insurance Co., Ltd. The main business of Sino-Ocean Group includes residential buildings development, real estate development and operation, property management services and building and construction whole-chain services. The synergic business of Sino-Ocean Group includes real estate financing, senior living services, logistic properties, digital properties, etc.

As of December 31, 2020, the total audited asset of Sino-Ocean reached approximately RMB 259.689 billion, the audited net assets reached approximately RMB 69.905 billion. As of the year ended December 31, 2020, the audited business income reached approximately RMB 56.511 billion, and the audited net profit was approximately RMB 4.683 billion.

2.	Introduction of the Connected Relations

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), Guidance on the Implementation of Connected Transactions for Listed Companies on the Shanghai Stock Exchange and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because the Company is the largest shareholder of the Sino-Ocean Group with a shareholding of 29.59%, and Ms. Huang Xiumei, the executive director, the vice president and the person in charge of financial matters of the Company, and Mr. Zhan Zhong, the vice president of the Company, have been serving as directors of Sino-Ocean Group, Sino-Ocean Group is considered a connected person of the Company under the SSE Listing Rules, and this transaction hereunder constitutes a connected transaction of the Company.

As of this transaction, the amount of the connected transactions between the Company and Sino-Ocean Group in the last twelve months has not reached more than 5% of the latest audited net assets of the Company. This transaction does not require review and approval by the shareholders meeting of the Company.

III.	SCOPE OF THE CONNECTED TRANSACTION

1.	Scope of the Connected Transaction

Pursuant to the 2022 Framework Agreement, the Company may subscribe the financial products issued, financed or secured by the Sino-Ocean Group, including but not limited to the following:

(i)	Dollar bonds, dim sum bonds, superior perpetual bonds, subordinate perpetual bonds, convertible bonds, structured financing products, publicly or privately issued offshore;

Commission File Number 001-31914

(ii)

Corporate bonds (including renewable corporate bonds), medium terms notes (including perpetual medium-term notes), structured products (including ABS, ABN, CMBS, CMBN, quasi-REITs and other asset backed securities), privately or publicly issued as approved by domestic exchanges, the PRC National Association of Financial Market Institutional Investors, and the National Development of Reform Commission;

(iii)	Trust products issued onshore and offshore; and

(iv)	Insurance funds debt investment plans.

2.	Annual Cap on the Amount of Connected Transaction

(i)	Historical Figures

For the two years ended December 31, 2020 and for the six months ended June 30, 2021, the transaction amount of financial products that the Company purchased from Sino-Ocean Group is as follows:

	Subscription of credit products and products without security (RMB million)	Subscription of various perpetual loans issued publicly or privately, either onshore or offshore (RMB million)
For the year ended December 31, 2019	53.98	0
For the year ended December 31, 2020	0	0
For the six months ended June 30, 2021	0	0

(ii)	Annual Cap

Pursuant to the 2022 Framework Agreement, for the three years ending December 31, 2024, the annual cap on the amount of subscription by the Company of financial products is RMB 5 billion or its equivalent in foreign currency. Further, the subscription amount of credit products and products without security shall be no more than RMB 3.5 billion or its equivalent in foreign currency, and the subscription amount of various perpetual loans issued publicly or privately, either onshore or offshore, shall be no more than RMB 1.5 billion or its equivalent in foreign currency.

3.	Pricing Method

The pricing will be determined based on the principle of market value with openness, fairness and justice, the normal commercial terms, and the then current market prices or rates of similar transactions conducted by the Company with non-connected parties. The pricing of publicly issued onshore or offshore products shall be determined based on the market situation by using the yields of national debts with same maturity as the benchmark, taking into consideration of the issuance level of comparable companies, and the final yields level shall be determined by adopting the bookkeeping method. The pricing of privately issued onshore or offshore products shall be determined based on the publicly issued products and taking into consideration of different terms and conditions as well as the difficulties of issuance.

4.	Term

Commission File Number 001-31914

The 2022 Framework Agreement will be effective from January 1, 2022 and will expire on December 31, 2024.

IV.	PURPOSE OF THE CONNECTED TRANSACTIONS AND IMPACT ON THE COMPANY

This transaction is in the overall interest of the Company, because it will benefit the Company to further enhance the cooperation relationship with Sino-Ocean Group, diversify the investment instruments and targets of the Company and enhance Sino-Ocean Group’s capacity for sustainable development.

V.	PROCEDURES OF REVIEW

1. On December 16, 2021, the fifth meeting of the seventh session of the Board of Directors of the Company reviewed and approved the Proposal on the Renewal of the Framework Agreement on Connected Transaction with Sino-Ocean Group, and agreed that the Company may enter into the 2022 Framework Agreement with Sino-Ocean Group. The Meeting also authorized the management of the Company to approve and execute the daily connected transactions and related matters within the scope contemplated in the framework agreement. Affiliated director Huang Xiumei abstained from voting on this proposal, all of the non-affiliated directors unanimously voted in favor of this connected transaction.

2. All the independent directors of the Company reviewed documents pertinent to this connected transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: this connected transaction is conducted in accordance with normal commercial terms for valuable and good consideration and is in accordance with the principles of equality and willingness; it is fair and reasonable to the Company and all shareholders of the Company and is in the interest of the Company and all shareholders of the Company; when the Board voted on this proposal, relevant voting procedures are in conformity with provisions under applicable onshore and offshore laws, regulations and normative documents and the Articles of Association of the Company.

VI.	DOCUMENTS AVAILABLE FOR REVIEW

1.	Resolution of the fifth meeting of the seventh session of the Board of Directors of the Company;

2.	Prior consenting opinion and independent opinion by independent directors on this connected transaction; and

3.	2022 Framework Agreement.

Board of Directors of China Life Insurance Company Limited

December 16, 2021